Exhibit 99.3

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CERTIFICATE OF QUALIFIED PERSON

RICHARD J. LAMBERT

I, Richard J. Lambert, P.E., as an author of this report titled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” prepared for New Gold Inc., and dated February 28, 2014, do hereby certify that:

1.	I am Principal Mining Consultant with Roscoe Postle Associates Inc. of Suite 505, 143 Union Boulevard, Lakewood, CO, USA 80227.

2.
I am a graduate of Mackay School of Mines, University of Nevada, Reno, U.S.A., with a Bachelors of Science degree in Mining Engineering in 1980, and Boise State University, with a Masters of Business Administration degree in 1995.

3.
I am a Registered Professional Engineer in the state of Wyoming (#4857), the state of Idaho (#6069), and the state of Montana (#11475). I am licensed as a Professional Engineer in the Province of Ontario (Reg. #100139998). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (RM#1825610) since May 2006. I have worked as a mining engineer for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous mining projects for due diligence and regulatory requirements
•
Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, oil shale, phosphates, coal and base metals located in the United States, Canada, Zambia, Madagascar, Turkey, Bolivia, Chile, Brazil, Serbia, Australia, Russia and Venezuela.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Mesquite Mine from November 6-7, 2013 and previously on July 22-23, 2009.

6.	I am responsible for the preparation of Sections 15, 16, 19 to 22, and 24 and collaborated with my co-authors on Sections 1, 2, 3, 6, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I prepared a previous Technical Report on the Mesquite Mine dated February 26, 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th day of February 2014

(Signed & Sealed) “Richard J. Lambert”

Richard J. Lambert, P.E.